Exhibit 99.1

Maxeon Solar Technologies Welcomes Mark Babcock as Chief Revenue Officer

Solar Industry Leader Joins to Boost International Growth and Strengthen Partner and Customer Engagement Globally

SINGAPORE, December 17, 2020 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation, today announced a strategic addition to its executive management team with Mark Babcock joining the company as Chief Revenue Officer (CRO), effective immediately.

Reporting to CEO Jeff Waters, Babcock will be responsible for all revenue generating processes, accelerating the company’s expansion strategy and international growth, and delivering the best experience to installation partners, distributors and customers globally. He will be also responsible for identifying new revenue opportunities and pioneering new markets for the company. In his role, Babcock will lead all market-facing/go-to-market functions.

“We are pleased to add an industry veteran of Mark’s caliber to our talented leadership team,” said Jeff Waters, CEO at Maxeon Solar Technologies. “Mark brings extensive experience managing international high-performing teams and building sales channels to drive sustainable growth. These proven skills and his deep solar industry knowledge will help Maxeon continue our global downstream growth trajectory.”

Babcock’s management career spans over two decades with 15 years of VP-level experience. Before joining Maxeon Solar Technologies, he was Managing Partner at Eurogility, a market entry consultancy firm. Prior to that, Babcock held senior positions in the distributed generation solar businesses of Flex, SunEdison and SunPower, with regional and global responsibilities. He also covered management roles at Carrier Corporation and United Technologies Fire and Security. Babcock began his career at NationsBank (now Bank of America).

"I am excited to join Maxeon at this pivotal stage of its evolution as an independent company and to work with such a passionate team to execute our strategy for growing the existing business in over 100 countries while expanding into new high-potential markets,” commented Babcock. “I look forward to helping achieve Maxeon’s compelling purpose by enabling our customers globally in Powering Positive Change."

This appointment comes at a time of growth and expansion for Maxeon. In August the company became an independent public entity, spinning off from SunPower Corporation and being listed at NASDAQ. Babcock will be joining the growing Maxeon’s team at its Singapore Headquarters.

With Mark Babcock joining the company, Jim Dawe, Vice-President Global Sales and Marketing of SunPower Corporation, will transition his responsibilities to Mark during the remainder of the year.

For more on the Maxeon’s full leadership team, visit www.maxeon.com/company/management-team.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. The Company is a leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, which was declared effective by the SEC on August 4, 2020, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2020 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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